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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: February, 2008
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

FOURTH QUARTER NEWS RELEASE
Investor Contact : John Farina
          E-MAIL: shareholder@namtai.com
Unit C, 17/F, Edificio Comercial Rodrigues                                                                                                             WEB :
www.namtai.com
599 da Avenida da Praia Grande, Macao, China
TEL: (853) 2835 6333 FAX: (853) 2835 6262
NAM TAI ELECTRONICS, INC.
Q4 2007 Sales down 18.6%, Gross profit margin improves to 11.3% and EPS at 21 cents
MACAO, PRC — February 4, 2008 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the fourth quarter and year ended December 31, 2007.
KEY HIGHLIGHTS
(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Year Results
			YoY
	Q4 2007	Q4 2006	(%)	12M 2007	12M 2006	YoY(%)
Net sales	$186,936	$229,647	(18.6)	$780,822	$870,174	(10.3)
Gross profit	$21,034	$22,010	(4.4)	$87,018	$86,221	0.9
% of sales	11.3%	9.6%	—	11.1%	9.9%	—
Operating income (loss)	$7,679	$(2,604)	n/a	$40,670	$42,480	(4.3)
% of sales	4.1%	(1.1)%	—	5.2%	4.9%	—
per share (diluted)	$0.17	$(0.06)	n/a	$0.91	$0.97	(6.2)
Net income (loss)	$9,605	$(2,324)	—	$69,503	$40,756	70.5
% of sales	5.1%	(1.0)%	—	8.9%	4.7%	—
Basic earnings (loss) per share	$0.21	$(0.05)	n/a	$1.56	$0.93	67.7
Diluted earnings (loss) per share	$0.21	$(0.05)	n/a	$1.55	$0.93	66.7
Weighted average number of shares (‘000’)
Basic	44,804	43,787	—	44,584	43,702	—
Diluted	44,804	44,251	—	44,805	43,858	—
In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States (“US GAAP”) above, management utilizes a measure of operating income, net income and earnings per share on a non-GAAP basis that excludes certain income/expenses as below to better assess operating performance. Those non-GAAP financial measures exclude certain items, such as gains on disposal of marketable securities, gains on disposal of assets held for sale, loss on marketable securities arising from split share structure reform, losses arising from judgement to reinstate redeemed shares, or other infrequent or unusual items. By disclosing the non-GAAP information, management intends to provide investors with additional information to analyze the Company’s performance, core results and underlying trends. Non-GAAP information is not determined using US GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the Company’s performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income or other data prepared in accordance with US GAAP as measures of our profitability or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the table below for a reconciliation of non-GAAP amounts to amounts reported under US GAAP.
GAAP TO NON-GAAP RECONCILIATION
(In millions of US Dollars, except for per share (diluted) and numbers of shares)

	Three months ended				Year ended
	December 31,				December 31,
	2007		2006		2007		2006
		per
		share		per share		per share		per share
	million	(diluted)	million	(diluted)	million	(diluted)	million	(diluted)
GAAP Operating Income (loss)	7.7	0.17	(2.6)	(0.06)	40.7	0.91	42.5	0.97
Add back/(Less):
- gain on disposal of asset held for sale	—	—	—	—	—	—	(9.3)	(0.21)
- losses arising from judgment to reinstate redeemed shares – Tele-Art(b)	—	—	14.5	0.33	—	—	14.5	0.33
- expenses in relation to reorganization of subsidiaries	1.9	0.04	—	—	1.9	0.04	—	—

Non-GAAP Operating Income	9.6	0.21	11.9	0.27	42.6	0.95	47.7	1.09

GAAP Net Income (loss)	9.6	0.21	(2.3)	(0.05)	69.5	1.55	40.8	0.93
Add back/(Less):
- gain on disposal of asset held for sale	—	—	—	—	—	—	(9.3)	(0.21)
- loss on marketable securities arising from split share structure reform	—	—	—	—	—	—	1.3	0.03
- gain on disposal of marketable securities (a)	—	—	—	—	(28.0)	(0.63)	—	—
- gain on sales of subsidiaries’ shares	—	—	—	—	(0.4)	(0.01)	—	—
- losses arising from judgment to reinstate redeemed shares – Tele-Art(b)	—	—	14.5	0.33			14.5	0.33
- expenses in relation to reorganization of subsidiaries, net after minority interest	1.6	0.04	—	—	1.6	0.04	—	—

Non-GAAP Net Income	11.2	0.25	12.2	0.28	42.7	0.95	47.3	1.08

Weighted average number of shares – diluted (‘000)	44,804		44,251		44,805		43,858

Note:

(a)	As announced on April 24, 2007, the Company, through a subsidiary of one of its Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”), disposed of all of its 80,600,173 A Shares of TCL Corporation on April 20 and April 23, 2007 through market sales on the Shenzhen Stock Exchange for an aggregate of approximately $54 million, resulting in a one-off gain of approximately $28 million net of the portion attributable to minority interests.

(b)	Losses arising from the judgment to reinstate redeemed shares were determined for the three months and year ended December 31, 2006 after taking into account the total issue price of the 1,017,149 redeemed shares at the market price of Nam Tai shares on November 20, 2006 (the date of the Privy Council judgment); the estimated costs and expenses of BOC and former Tele-Art, Inc. (“Tele-Art”)’s liquidator that Nam Tai expects will be claimed in connection with the Privy Council litigation proceedings; and a reversal of amounts Nam Tai previously reserved in its financial statements for potential losses to be incurred as result of the share redemptions (see discussion under “Tele-Art Litigation” below).

FOURTH QUARTER AND YEAR END REVIEW
Primarily as a consequence of a decline in business from the telecommunication components assembly (“TCA”) segment, sales in the fourth quarter and for the year ended December 31, 2007 decreased 18.6% and 10.3%, respectively, as compared to the fourth quarter and year ended December 31, 2006. The TCA segment is dependent on demand in the mobile phone market and one of our indirect customers suffered a substantial drop in sales volume in its mobile devices business in Asia and Europe, which continued into the fourth quarter and thus far is showing no signs of reversing in 2008. Thus, we and other participants in the mobile phone supply chain were inevitably affected in the quarter and year 2007 and we expect this adverse trend to continue, at least in the near term.
During the fourth quarter and entire year, the business environment was extremely competitive and challenging, from our efforts focusing on sales in other segments, we were able to increase sales in both our LCDP segment, consisting of liquid crystal display panels and modules, which grew by 29.0% and 29.7% during the fourth quarter and year ended December 31, 2007, respectively, and in our consumer electronics and communication products (“CECP”) segment, which grew by 29.2% and 59.1% during the fourth quarter and year ended December 31, 2007, respectively. Growth in our CECP segment was primarily driven from increased sales of mobile phone accessories, such as speaker stands and headsets containing Bluetooth® wireless technology*, educational devices such as FLY Fusion™ Pentop Computers1 and home entertainment products such as gaming accessories. The increases in sales from our LCDP and CECP segments, however, were not sufficient to offset the decreases in sales from our TCA product segment.
Net sales in the fourth quarter of 2007 were $186.9 million, a decrease of 18.6% as compared to $229.6 million in the fourth quarter of 2006. Gross profit in the fourth quarter of 2007 was $21.0 million, a decrease of 4.4% as compared to $22.0 million in the fourth quarter of 2006, primarily as the result of the decline in sales in our TCA product segment. Operating income in the fourth quarter of 2007 was $7.7 million, or $0.17 per share (diluted), compared to operating loss of $2.6 million, or $0.06 per share (diluted) in the fourth quarter of 2006. Our 2006 fourth quarter operating loss resulted from the judgment requiring us to reinstate our shares that we redeemed from Tele-Art. Basic and diluted earnings per share in the fourth quarter of 2007 were $0.21 per share, compared to a loss per share of $0.05 in the fourth quarter of 2006.
For the year ended December 31, 2007, Nam Tai’s net sales were $780.8 million, a decrease of 10.3% as compared to $870.2 million in the year 2006. Gross profit was $87.0 million, an increase of 0.9% as compared to $86.2 million in the year 2006. Operating income for the year 2007 decreased 4.3% to $40.7 million, or $0.91 per share (diluted), compared to $42.5 million, or $0.97 per share (diluted), in the year 2006. Net Income for year 2007 was $69.5 million, or $1.55 per share (diluted), an increase of 70.5% as compared to $40.8 million or $0.93 per share (diluted) in the year 2006.
The Company continues to maintain a strong financial position. It has a low debt to equity ratio of only 2.4%. Net cash provided by operating activities in the fourth quarter of 2007 was $31.2 million. The Company ended the quarter with $272.5 million of cash on hand even after capital expenditures of $3.3 million, prepayment for a land purchase of $6.8 million and dividends accrued in the third quarter of $9.3 million that we paid to our shareholders on October 21, 2007.
NON-GAAP FINANCIAL INFORMATION

1     Note with respect to our use of “Bluetooth” and FLY Fusion in this press release: The Bluetooth® word mark and logos are owned by the Bluetooth SIG, Inc. and any use of such marks by Nam Tai is under license. The trademark Fly Fusion is owned by Leapfrog.

Non-GAAP operating income for the fourth quarter of 2007 was $9.6 million, or $0.21 per share (diluted), compared to non-GAAP operating income of $11.9 million, or $0.27 per share (diluted), in the fourth quarter of 2006. Non-GAAP net income for the fourth quarter of 2007 decreased by 8.2% over the fourth quarter of 2006 to $11.2 million, or $0.25 per share (diluted), compared to $12.2 million, or $0.28 per share (diluted), in the fourth quarter of 2006.
Non-GAAP operating income for the full year in 2007 was $42.6 million, or $0.95 per share (diluted), compared to non-GAAP operating income of $47.7 million, or $1.09 per share (diluted) for the year 2006. Non-GAAP net income for the year 2007 was $42.7 million or $0.95 per share (diluted), a decrease of 9.7% as compared to $47.3 million, or $1.08 per share (diluted), for the year 2006.
COMPANY OUTLOOK
The Company is operating in a challenging business environment, where competition remains intense and is expected to continue to manifest pricing pressures from customers. This is expected to pose a significant ongoing challenge for the electronics manufacturing services industry in the coming quarters and years. Additionally, we will also have to face issues such as the continuing appreciation of Renminbi, changing tax and labour laws in the People’s Republic of China (“PRC”), shortages of electricity supply and increases in overhead expenses resulting from inflation. We continue to concentrate our efforts to improve manufacturing efficiencies, broaden our product offerings and diversify our customer base. Going forward, we are still cautiously optimistic about our business levels in 2008. In our first quarter of 2008, we are anticipating steady business levels in the CECP and LCDP product segments, however, we are anticipating continuing weakness in demand in the TCA segment. Longer-term, the Company will strive to improve profitability in our core operations, especially after the increase in capacities from the production in the new factory facilities when they are operational.
In December 2007, we paid approximately $6.8 million for the land in Shenzhen Guangming Hi-Tech Industrial Park underlying our previously announced Shenzhen expansion project, satisfying in full the land payments required for that project. We are currently awaiting for the land use right certificate to be issued by PRC Bureau of State Land and Resource. Pursuant to a competitive bidding process we implemented in regard to our expansion project in Wuxi, Jiangsu Province of the PRC, we awarded construction to a local Wuxi construction company, which we believe has a strong management team that includes experienced members from both Hong Kong and the PRC. Construction on this project began in the first quarter of 2008, is targeted for completion by the end of 2008 with manufacturing operations scheduled to begin in the early of 2009.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FOURTH QUARTER OF 2007
1. Quarterly Sales Breakdown
(In thousands of US Dollars, except percentage information)

			YoY(%)	YoY(%)
Quarter	2007	2006	(Quarterly)	(Quarterly accumulated)
1st Quarter	191,571	208,358	(8.1)	(8.1)
2nd Quarter	197,830	213,653	(7.4)	(7.7)
3rd Quarter	204,485	218,516	(6.4)	(7.3)
4th Quarter	186,936	229,647	(18.6)	(10.3)
Total	780,822	870,174
2. Breakdown of Net Sales by Product Segment (as a percentage of Total Net Sales)

	2007		2006
	Q4	YTD	Q4	YTD
Segments	(%)	(%)	(%)	(%)
Consumer Electronic and Communication Products	34%	36%	21%	21%
Telecommunication Component Assembly	55%	53%	72%	72%
LCDP	11%	11%	7%	7%
	100%	100%	100%	100%
3. Key Highlights of Financial Position

	As at December 31,
	2007		2006
Cash on hand (a)	$272.5	million	$221.1	million
Marketable securities	—		$ 24.4	million
Ratio of cash (a) to current liabilities	1.87		1.36
Current ratio	2.83		2.46
Ratio of total assets to total liabilities	3.70		3.23
Return on equity	21.5%		13.0%
Ratio of total liabilities to equity	0.45		0.52
Debtors turnover	45	days	49	days
Inventory turnover	17	days	14	days
Average payable period	56	days	59	days

Note: (a) Includes cash equivalents.
4. Developments in Class Action Litigation
As we had previously reported and announced, the U.S. District Court denied the plaintiffs’ motion for class certification on August 21, 2007. A conference with the court was held on January 17, 2008 wherein the plaintiff indicated that he wished to proceed with his case as an individual, notwithstanding the denial of class certification. The court ordered that the parties to begin discovery within the next six months. The damages sought by the plaintiff in an individual capacity is not material to our financial condition or results of operations and accordingly we do not intend to provide further updates on this litigation unless an event occurs during its course that we believe would be material to investors.

5. Tele-Art/Bank of China Litigation
As previously announced, and in compliance with the November 2006 decision of the Privy Council of the United Kingdom, we reinstated 1,017,149 of our common shares that we had previously redeemed from Tele-Art, registered them on our stock register in the name of Bank of China Hong Kong Limited (“BOC”) and delivered the share certificates to BOC. We have been advised that BOC has sold 539,830 of the reinstated shares in early September 2007 and applied the proceeds to the secured debt that BOC claimed was due to it from Tele-Art. The proceeds from the sale retained by BOC included the amount it asserted to satisfy the obligation it claimed from Tele-Art through the date of sale, plus a reserve of approximately $900,000 for legal costs and expenses that BOC has claimed for related litigation. BOC has delivered to Tele-Art’s liquidator the 477,319 shares remaining from the reinstated shares it sold (“Remaining Shares”). Investigations on behalf of the liquidator seeking to locate and recover additional Tele-Art assets for its estate in liquidation are ongoing. The liquidator has authorized us to utilize the cash dividends attributable to the reinstated shares for the benefit of the estate of Tele-Art (in Liquidation). We have deposited such cash dividends and will deposit proceeds from the disposal of the Remaining Shares and any other assets of Tele-Art’s estate that are discovered into a segregated bank account, from which all future legal costs and other expenses relating to the liquidation of Tele-Art will be paid until its liquidation proceedings are concluded.
6. Reorganization of Nam Tai Group
As previously announced, the reorganization of the Nam Tai Group companies consisting of its Hong Kong Stock Exchange-listed subsidiaries, NTEEP and J.I.C. Technology Company Limited was completed in Macao, PRC on December 31, 2007. The Company is now in the process of reorganizing its internal structure in order to realize the expected benefits arising from clear division of its core and non-core businesses, including the centralization of resources, the efficient exchange of know-how and technology among the Group’s companies, and a reduction of overhead costs following the reorganization.
7. Appointment of New Chief Executive Officer
Nam Tai is pleased to announce the appointment of Mr. Masaaki Yasukawa as Chief Executive Officer (“CEO”) of the Company with a commencement date of February 1, 2008. When the appointment of Mr. Yasukawa as CEO takes effect, he will succeed Mr. M. K. Koo, who has been serving as Acting CEO since May 2007. Mr. Koo will continue to serve Nam Tai as a non-executive director and the Chairman of the Board. Mr. Yasukawa, brings to Nam Tai a strong foundation in engineering technical support and business development experience, having over 20 years of service at Seiko Epson Corporation (“Seiko Epson”), one of Japan’s leading information technology products manufacturers. . Mr. Yasukawa has strong relationships with various top-tier OEM companies in Japan and other regions. At Seiko Epson, he served as General Manager of its New Business Development Unit and originated and implemented various cross-divisional, multi-functional new business development programs. In 2003, he transferred to the Epson Business Solution business unit, where he served as General Manager at Epson Hong Kong, where he initiated and oversaw programs focusing on solution-based corporate businesses, targeting Hong Kong, PRC and other Asian firms.
Mr. Yasukawa has a Bachelor of Mechanical Engineering degree from University of Tokyo, Japan and a Master of Business Administration degree from University of Michigan, Ann Arbor, which he received with high distinction.

FOURTH QUARTER RESULTS ANALYST CONFERENCE CALL
The Company will hold a conference call on Monday, February 4, 2008 at 8:00 a.m. Eastern Time for analysts to discuss the fourth quarter results with Nam Tai’s management. Shareholders, media, and interested investors are invited to listen to the live conference over the internet by going to www.namtai.com and clicking on the conference call link (under events) or over the phone by dialing (612) 332-0107 just prior to its start time.
DIVIDENDS
The record date for the first quarter dividend of $0.22 per share is March 31, 2008 and the payment date is on or before April 21, 2008.
Schedule for quarterly dividends for fiscal year 2008 are as follows:

			Dividend
Quarterly Payment	Record Date	Scheduled Payment Date	(per share)
Q1/08	March 31, 2008	On or before April 21, 2008	$0.22
Q2/08	June 30, 2008	On or before July 21, 2008	$0.22
Q3/08	September 30, 2008	On or before October 21, 2008	$0.22
Q4/08	December 31, 2008	On or before January 21, 2009	$0.22
Full Year 2008			$0.88
FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE
Statements concerning management’s optimism and first quarter 2008 business levels, management’s estimates of when its expansion projects in Wuxi, PRC will be available for production, and the benefits to be obtained therefrom management’s assessment regarding the benefits expected from the recently completed reorganization of its group operations and the Company’s schedule of dividends to be paid in fiscal 2008, among other statements in this press release, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the use of words like “believes,” “intends,” “expects,” “plans” or “planned,” “may,” “will,” “should” or “anticipates,” or the negative equivalents of those words or comparable terminology, and involve risks and uncertainties. Such statements are based on current expectations and assumptions and reflect management’s views with respect to future events and may not actually occur during the periods indicated or at all and are not a guarantee of our future performance. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause the actual results to differ materially from future results expressed or implied by the forward-looking statements in this press release.
Whether management’s optimism regarding Nam Tai’s prospects for near-term business levels will be realized,, whether management’s assessment of future demands and market conditions will prove true and expectancies regarding Nam Tai’s position to meet such demands and requirements, whether the Company can or will be able to meet the stages of its planned expansion by the dates currently expected, whether Nam Tai’s capital expenditures to achieve expanded capacity will result in material increases in revenues or result in increased or any profits and whether future dividends will actually be declared, or even if declared, continued, will depend upon future sales orders, the Company’s operating income in future periods, on Nam Tai’s ability to contain manufacturing costs and the actual level of capital expenditures required for its expansion projects. Whether management’s expectations of benefits to be achieved from the recently completed reorganization of its group operations will depend on the successful implementation of the reorganization’s goal of clearer division of Nam Tai’s core and non-core businesses, including the success of the strategies seeking to centralize of resources, foster the exchange of know-how and technology efficiently among the Group’s companies, and to reduce overhead costs some of which may not be achieved or, if achieved, may not result in the benefits expected. Nam Tai’s growth, operating income, available cash, cash flows and levels of capital expenditures may be adversely affected by numerous factors including Nam Tai’s dependence on a few large customers; intense competition in the electronics industry in which the Company participates; Nam Tai being subject to continuing pressure on its margins; its operating results fluctuating and lacking predictability, continuing softness in its telecommunication components assembly segment and the failure to grow other business segments to compensate for the lacking demand for such components; risks relating to its doing business in the PRC such as arising from changes in governmental policies, taxation, trade regulation, currency exchange rates, increasing labor costs, inflation and income taxes; the timing and amount of significant orders from customers; delays in product development and related product release schedules; obsolete inventory or product returns; warranty and other claims on products; technological shifts; the availability of competitive products of comparable quality at prices below Nam Tai’s prices; maturing product life cycles; concessions Nam Tai may make on product sale terms and conditions; implementation of operating cost structures that align with revenue growth, if any; the financial condition of Nam Tai’s customers and vendors and those companies in which Nam Tai holds marketable securities or other investments; the availability and increasing costs of materials and other components needed to manufacture its products; adverse results in litigation, including its on-going securities class action litigation; potential shortages of materials or skilled labor needed for its planned expansion projects or for its existing facilities; unforeseen engineering problems, work stoppages, weather interference, flood, earthquake or other acts of God, delays in obtaining or failure to obtain necessary permits from regulatory authorities needed to permit expansion or continue existing operations, other unexpected project delays or unanticipated costs increases; risks of expanding into new areas of the PRC where Nam Tai’s has not yet conducted business, diversion of management’s attention to expansion and its management to new locations and to other business concerns; the impact of legislative actions, higher insurance costs and potential new accounting pronouncements; a worsening of relations between the PRC and the United States or Taiwan; the effects of terrorist activity and armed conflict such as disruptions in general economic activity and changes in Nam Tai’s operations and security arrangements; the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome or Bird Flu, on general economic activity; or other changes in general economic conditions that affect demand for Nam Tai’s products. In addition, factors, among others, that could cause the market price of our shares to decline in the future could include the failure of our growth, if any, or operating results or those of our competitors or customers to meet the expectations of public market analysts and investors who follow the electronics manufacturing services, or EMS, industry, the sale, availability for sale or the preparations for the sell, of the reinstated shares on behalf of Tele-Art’s liquidator to satisfy the claims of Tele-Art’s creditors or one or more of the factors discussed in Item 3. Key Information — Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission (“SEC”).
For further information regarding risks and uncertainties associated with Nam Tai’s business, please refer to the “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual reports on Form 20-F, copies of which may be obtained by contacting Nam Tai using the contact information provided above, or from Nam Tai’s website at http://www.namtai.com.
All information in this press release is as of February 1, 2008. Nam Tai undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations.

ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image sensors modules and PCBAs for headsets containing Bluetooth wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.
Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely upon reliance on such information.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of US Dollars except share and per share data)

	Unaudited		Unaudited
	Three months ended		Year ended
	December 31		December 31
	2007	2006	2007	2006

Net sales	$186,936	$229,647	$780,822	$870,174
Cost of sales	165,902	207,637	693,804	783,953

Gross profit	21,034	22,010	87,018	86,221

Gain on disposal of asset held for sale	—	—	—	9,258

Costs and expenses
Selling, general and administrative expenses	10,768	8,129	36,550	30,668
Research and development expenses	2,587	2,020	9,798	7,866
Losses arising from the judgment to reinstate redeemed shares	—	14,465	—	14,465

	13,355	24,614	46,348	52,999

Operating Income (loss)	7,679	(2,604)	40,670	42,480

Other income (expenses), net	825	(504)	2,219	(1,265)
Gain on disposal of marketable securities	—	—	43,815	—
Gain on sales of subsidiaries’ shares	—	—	390
Loss on marketable securities arising from split share structure reform	—	—	—	(1,869)
Interest income	2,340	2,396	9,163	8,542
Interest expense	(121)	(146)	(452)	(602)

Income (loss) before income taxes and minority interests	10,723	(858)	95,805	47,286
Income taxes credit (expense)	1,095	(70)	(4,030)	(377)

Income (loss) before minority interests	11,818	(928)	91,775	46,909
Minority interests	(2,213)	(1,396)	(22,272)	(6,153)

Net income (loss)	$9,605	(2,324)	$69,503	40,756

Earnings (loss) per share
Basic	$0.21	$(0.05)	$1.56	$0.93

Diluted	$0.21	$(0.05)	$1.55	$0.93

Weighted average number of shares (‘000’)
Basic	44,804	43,787	44,584	43,702
Diluted	44,804	44,251	44,805	43,858

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2007 AND 2006
(In Thousands of US Dollars)

	Unaudited	Audited
	December 31	December 31
	2007	2006
		(Note)
ASSETS
Current assets:
Cash and cash equivalents	$272,459	$221,084
Marketable securities	—	24,360
Accounts receivable, net	95,802	117,561
Inventories	32,356	30,894
Prepaid expenses and other receivables	5,803	2,503
Income tax recoverable	5,483	4,316
Deferred tax assets – current	54	—

Total current assets	411,957	400,718

Property, plant and equipment, net	94,669	102,721
Land use right	3,930	2,673
Deposits for property, plant and equipment	536	609
Prepayment for land use right	9,019	2,880
Goodwill	20,296	18,476
Deferred tax assets	3,192	—
Other assets	1,219	1,158

Total assets	$544,818	$529,235

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$4,580	$4,516
Long-term bank loans – current portion	1,990	1,750
Accounts payable	107,326	125,893
Accrued expenses and other payables	21,690	13,649
Dividend payable	9,509	16,639
Income tax payable	556	166

Total current liabilities	145,651	162,613

Long-term bank loans – non-current portion	1,558	1,100

Total liabilities	147,209	163,713

Minority interests	67,428	48,428

Shareholders’ equity:
Common shares	448	438
Reinstatement of redeemed shares	—	17,159
Additional paid-in capital	281,895	264,393
Retained earnings	47,846	25,030
Accumulated other comprehensive income (Note 1)	(8)	10,074

Total shareholders’ equity	330,181	317,094

Total liabilities and shareholders’ equity	$544,818	$529,235

Note:	Information extracted from the audited financial statements included in the 2006 Form 20-F of the Company filed with the SEC on March 19, 2007.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of US Dollars)

	Unaudited		Unaudited
	Three months ended		Year ended
	December 31		December 31
	2007	2006	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$9,605	$(2,324)	$69,503	$40,756
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment and land use right	5,670	4,833	21,501	19,024
Net gain on disposal of property, plant and equipment	(89)	(127)	(66)	(317)
Losses arising from judgment to reinstate redeemed shares	—	14,465	—	14,465
Gain on disposal of marketable securities	—	—	(43,815)	—
Gain on sales of subsidiaries’ shares	—	—	(390)	—
Share-based compensation expenses	36	103	389	873
Gain on disposal of asset held for sale	—	—	—	(9,258)
Loss on marketable securities arising from split share structure reform	—	—	—	1,869
Minority interests	2,213	1,396	22,272	6,153
Deferred income taxes	(1,331)	—	(3,246)	—
Changes in current assets and liabilities:
Decrease in accounts receivable	19,777	10,615	21,704	8,101
Decrease (increase) in inventories	786	1,335	(1,462)	850
(Increase) decrease in prepaid expenses and other receivables	(1,557)	1,173	(3,303)	(1,013)
Decrease (increase) in income taxes recoverable	1,216	(118)	(1,167)	(1,645)
(Decrease) increase in notes payable	(609)	(1,060)	79	(297)
(Decrease) increase in accounts payable	(5,655)	(11,769)	(18,567)	4,285
Increase (decrease) in accrued expenses and other payables	4,585	1,412	8,041	(3,104)
(Decrease) increase in income tax payable	(1,083)	—	390	—
Others	(2,356)	(117)	(813)	(931)

Total adjustments	21,603	22,141	1,547	39,055

Net cash provided by operating activities	$31,208	$19,817	$71,050	$79,811

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(3,349)	(12,684)	(13,785)	(23,793)
Increase in deposits for purchase of property, plant and equipment	1,191	9,136	73	641
(Increase) decrease in other assets	(25)	(24)	(61)	142
Increase in prepayment for purchase of land use right	(6,796)	(2,880)	(7,532)	(2,880)
Acquisition of additional shares in subsidiaries	—	—	(13,808)	(3,130)
Proceeds from disposal of asset held for sale	—	—	—	20,170
Proceeds from disposal of property, plant and equipment	96	134	522	420
Proceeds from disposal of marketable securities	—	—	53,914	—
Proceeds from sales of subsidiaries shares	—	—	7,287	—

Net cash (used in) provided by investing activities	$(8,883)	$(6,318)	$26,610	$(8,430)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(9,308)	$(16,638)	$(47,796)	$(65,923)
Repayment of bank loans	(660)	(2,910)	(1,972)	(8,067)
Proceeds from bank loans	—	—	2,670	3,480
Proceeds from shares issued on exercise of options	—	—	—	5,439

Net cash used in financing activities	$(9,968)	$(19,548)	$(47,098)	$(65,071)

Net increase (decrease) in cash and cash equivalents	12,357	(6,049)	50,562	6,310
Cash and cash equivalents at beginning of period	257,746	227,016	221,084	213,843
Effect of exchange rate changes on cash and cash Equivalents	2,356	117	813	931

Cash and cash equivalents at end of period	$272,459	$221,084	$272,459	$221,084

NAM TAI ELECTRONICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of US Dollars)
1.	Accumulated other comprehensive income represents foreign currency translation adjustments and unrealized gain on marketable securities. The comprehensive income of the Company was $59,421 and $49,812 for the year ended December 31, 2007 and December 31, 2006, respectively.
2.	Business segment information – The Company operates primarily in three segments, the Consumer Electronic and Communication Products (“CECP”) segment, Telecommunication Component Assembly (“TCA”) segment, and the LCD panels and modules (“LCDP”) segment.

	Unaudited		Unaudited
	Three months ended		Year ended
	December 31		December 31
	2007	2006	2007	2006

NET SALES:
- CECP	$63,191	$48,898	$283,757	$178,320
- TCA	102,489	164,275	413,199	627,199
- LCDP	21,256	16,474	83,866	64,655

Total net sales	$186,936	$229,647	$780,822	$870,174

NET INCOME:
- CECP	$5,703	$3,331	$54,518	$12,254
- TCA	5,043	9,040	15,949	31,424
- LCDP	502	—	1,348	2,575
- Corporate	(1,643)	(14,695)	(2,312)	(5,497)

Total net income	$9,605	$(2,324)	$69,503	$40,756

	Unaudited	Audited
	December	December
	31, 2007	31, 2006

IDENTIFIABLE ASSETS BY SEGMENT:
- CECP	$203,809	$181,634
- TCA	150,963	170,129
- LCDP	79,790	58,172
- Corporate	110,256	119,300

Total assets	$544,818	$529,235

NAM TAI ELECTRONICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of US Dollars)
3.	A summary of the net sales, net income and long-lived assets by geographic areas is as follows:

	Unaudited		Unaudited
	Three months ended		Year ended
	December 31		December 31
	2007	2006	2007	2006

NET SALES FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	186,936	229,647	780,822	870,174
Intercompany sales	41	70	253	418

- Intercompany eliminations	(41)	(70)	(253)	(418)

Total net sales	$186,936	$229,647	$780,822	$870,174

NET INCOME FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao	$6,413	$6,180	$52,338	$18,743
- Macao	3,764	(7,777)	20,409	16,833
- Hong Kong	(572)	(727)	(3,244)	5,180

Total net income	$9,605	$(2,324)	$69,503	$40,756

	Unaudited	Audited
	December 31, 2007	December 31, 2006

LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong and Macao	$98,441	$105,123
- Macao	9	39
- Hong Kong	149	232

Total long-lived assets	$98,599	$105,394

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date February 6, 2008	By:	/s/ John Q. Farina
		Name:	John Q. Farina
		Title:	President and
Chief Financial Officer